August 22, 2024

Brandi Steege
Assistant Secretary
Sandisk Corp
951 Sandisk Drive
Milpitas, CA 95035

       Re: Sandisk Corp
           Amendment No. 1 to Draft Registration Statement on Form 10-12B Submitted August 9, 2024
           CIK No. 0002023554
Dear Brandi Steege:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 10, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form 10-12B
Unaudited Pro Forma Condensed Combined Financial Statements, page 82

1. We note on March 3, 2024, WDC announced that SanDisk China entered into an Equity
       Purchase Agreement with JCET under which SanDisk China will sell 80% of its equity interest in SDSS to JCET, thereby forming a joint venture between SanDisk China and
       JCET. Please tell us your consideration to include pro forma financial information related to this transaction. Refer to Rule 11-01(a)(8) of Regulation S-X.
2. Please revise to remove the header for "Transaction Accounting Adjustments" that is currently over all of the columns in the pro forma financial statements and instead limit such reference to only those columns that include transaction accounting adjustments.
       Refer to Rule 11-02(a)(6) of Regulation S-X.
 August 22, 2024
Page 2

Notes to Unaudited Pro Forma Condensed Combined Financial Information Spin-off Adjustments, page 86

3. Please explain further the adjustments included in pro forma adjustment M and the basis for inclusion of such adjustment as a Spin-off Adjustment. In your response, specify whether the adjustment is supported by the terms of your separation and distribution agreement or any other agreement. Also, tell us your consideration to classify this adjustment as an Autonomous Entity Adjustment or whether the adjustment reflects synergies and dis-synergies related to the spin transaction that should be classified as a
       Management Adjustment.
Non-GAAP Financial Measures and Use of Certain Terms
Free Cash Flow, page 105

4. We note from your response to prior comment 8, you make cash contributions to Flash
       Ventures to fund their capital expenditure and inventory purchases, which are subsequently repaid by Flash Ventures through cash generated in their operations. Please explain how these fundings and repayments are reflected within the Notes receivable issuances/proceeds to Flash Ventures line items in investing cash flows. Clarify whether these line items include only amounts paid/repaid for capital expenditure and inventory purchases. To the extent they include amounts related to other cash payments/receipts related to the joint venture, explain further what such amounts represent. In your response provide us with a breakdown of the components of the Notes receivable/issuances balance at the end of each period presented to support the information in your investing cash flow activities. Lastly, explain further what this adjustment is intended to convey and how it is useful to investors.
       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Matthew Derby at 202-551-3334 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Maggie Yiin